						Exhibit 12.1
SITEL Worldwide Corporation
Computation of Ratio of Earnings to Fixed Charges

		Fiscal Year Ended December 31,
		2011	2010	2009	2008	2007
(dollars in thousands)

Fixed charges:
	Interest expense	68,430	64,611	51,493	78,290	66,293
	Capitalized expenses related to indebtedness	2,511	1,891	665	2,616	4,454
	Estimate of interest within rental expense	26,287	26,193	30,081	34,243	32,902
	Preference security dividend requirements	21,008	11,983	16,532	4,008	660

Total fixed charges (B)		118,236	104,678	98,771	119,157	104,309

(Loss) earnings before income taxes and non-controlling interest		(22,606)	(43,345)	(63,618)	(163,495)	(7,172)
Plus:	Fixed charges	118,236	104,678	98,771	119,157	104,309
Less:	Preference security dividend requirements	(21,008)	(11,983)	(16,532)	(4,008)	(660)
Earnings before income taxes, fixed charges and preference security dividend requirements (A)		74,622	49,350	18,621	(48,346)	96,477

Ratio of earnings to fixed charges (A/B)		0.6	0.5	0.2	(0.4)	0.9
Earnings deficiency to cover fixed charges		(43,614)	(55,328)	(80,150)	(167,503)	(7,832)